COHNE RAPPAPORT & SEGAL		Richard A. Rappaport Roger G. Segal Jeffrey L. Silvestrini David S. Dolowitz Vernon L. Hopkinson Keith W. Meade Ray M. Beck A.O. Headman, Jr. Julie A. Bryan Jeffrey R. Oritt	Daniel J. Torkelson Leslie Van Frank Larry R. Keller A. Howard Lundgren Brian F. Roberts Dena C. Sarandos Edward T. Vasquez Emily Broadhead Smoak Joshua K. Peterman Thomas J. Burns
A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 257 East 200 South, 7th Floor Salt Lake City, Utah 84111 (801) 532-2666 (801) 238-4606 DIRECT FAX aoh@crslaw.com DIRECT E-MAIL	Mailing Address Post Office Box 11008 Salt Lake City, Utah 84147-0008

Via EDGAR

August 8, 2006

Mail Stop 6010

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dauphin Technology, Inc.
Revised Preliminary Information Statement on Schedule 14C
File No. 0-52091

Dear Ms. Jacobs:

Yesterday Dauphin Technology, Inc. filed a revised Preliminary Information Statement via EDGAR and sent an overnight copy to SEC Staff.  We have just become aware of disclosure that may not be clear.  On page 3 of the Preliminary Information Statement on Schedule 14C and in our response letter, there is a list of the Majority Shareholders.  The Preferred Stockholders are entitled to 20 votes for each share owned.  The 14C, and our response letter, sets forth the number of shares owned rather than the number of votes that the preferred stockholders are entitled to.  We believe that better disclosure is to disclose the number of votes owned which is 20 times the number of shares owned by the preferred stockholders.  Accordingly, upon the filing of the Definitive Schedule 14C we will revise document to reflect that the Majority Stockholders own the following votes:

Name	Votes
Stavros N. Pagageorgiou	30,000,000 (1)
Helen S. Pagageorgiou	30,000,000 (1)
Nikolaos S. Pagageorgiou	100,000,000 (1)
Vasiliki A. Leandrou	40,000,000 (1)
Per K. Reichborn	3,276,000 (2)
Marinis Loukas	2,213,896 (2)
Rick Jones	1,350,000 (2)
Peter M. Tsolinas	1,250,000 (2)
John Douros	1,732,600 (2)
Evangelos Alexandris	1,500,000 (2)
Spiro Angelos	1,000,000 (2)
Dan L. Schlapkol	2,045,000 (2)
Edwin E. Fromer	1,000,000 (2)
Mark Robins	2,608,000 (2)

Barbara C. Jacobs
August 8, 2006

(1) These votes are attributed to shares of preferred stock and were voted pursuant to a conversion Agreement dated May 15, 2006.

(2) These votes are attributed to shares of common stock and were obtained between June 28, 2006 and July 5, 2006.

I am sorry if this has caused you or the SEC staff any problems in your review. If you have any questions, please contact me.

Sincerely,

COHNE, RAPPAPORT & SEGAL

/s/ A.O. Headman, Jr.